SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D*
                                 (Rule 13d-101)

                                 Amendment No. 1

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                       MASONITE INTERNATIONAL CORPORATION
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    575384102
                                 (CUSIP Number)

                                Ricky C. Sandler
             Eminence Capital LLC, 65 East 55th Street, 25th Floor,
                        New York, NY 10022 (212) 418-2100

                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                February 15, 2005
             (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 18 pages)
----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 575384102                 13D                    Page 2 of 18 pages
-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                        Eminence Partners, LP
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
            WC
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            New York
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                 -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 2,014,913
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 2,014,913
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                 2,014,913
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                 3.7%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                                 PN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 575384102                 13D                    Page 3 of 18 pages
-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                     Eminence Partners II, LP
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            WC
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            New York
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                 -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 130,737
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                 -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 130,737
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                 130,737
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                 0.2%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                                 PN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 575384102                 13D                    Page 4 of 18 pages
-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                             Eminence GP, LLC
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            WC
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            New York
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                 -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 2,145,650
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                 -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 2,145,650
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                 2,145,650
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                 3.9%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                                 OO
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 575384102                 13D                    Page 5 of 18 pages
-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                        Eminence Capital, LLC
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            New York
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                 -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 3,900,000
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                 -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 3,900,000
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                 3,900,000
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                 7.1%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                                 IA
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 575384102                 13D                    Page 6 of 18 pages
-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                             Ricky C. Sandler
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                              United States
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                 1,850
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 3,900,000
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                 1,850
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 3,900,000
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                 3,901,850
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                 7.1%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                                 IN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 575384102                 13D                    Page 7 of 18 pages

Item 1.     Security and Issuer.

     This Schedule 13D, filed on February 11, 2005 relating to the common stock, no par value (the "Common Stock") of Masonite International Corporation (the "Company"), whose principal executive offices are located at 1600 Britannia Road, Mississauga, Ontario, Canada L4W 2J2 is hereby amended and restated in its entirety by this Amendment No. 1 to the Schedule 13D as follows.


Item 2.     Identity and Background.

     (a) This statement is filed by:

          (i) Eminence Partners, LP, a New York limited partnership ("Eminence I"), with respect to the shares of Common Stock directly owned by it;

         (ii) Eminence Partners II, LP, a New York limited partnership ("Eminence II" and together, with Eminence I, the "Partnerships"), with respect to the shares of Common Stock directly owned by it;

        (iii) Eminence GP, LLC, a New York limited liability company ("Eminence GP"), which serves as General Partner to the Partnerships, with respect to the shares of Common Stock directly owned by the Partnerships;

         (iv) Eminence Capital, LLC, a New York limited liability company (the "Investment Manager"), which serves as the investment manager to the Partnerships and Eminence Fund, Ltd., a company organized under the laws of the Cayman Islands ("Eminence Offshore"), with respect to the shares of Common Stock directly owned by the Partnerships and Eminence Offshore; and

          (v) Ricky C. Sandler, with respect to the shares of Common Stock directly owned by the Partnerships, Eminence Offshore and certain other accounts.

              The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

     (b) The address of the principal business and principal office of the Partnerships, Eminence GP and the Investment Manager is 65 East 55th Street, 25th Floor, New York, NY 10022. The business address of Mr. Sandler is 65 East 55th Street, 25th Floor, New York, NY 10022.

     (c) The principal business of the Partnerships is serving as private investment limited partnerships. The principal business of Eminence GP is serving as a general partner to the Partnerships. The principal business of the Investment Manager is that of an investment manager engaging in the purchase and sale of securities on behalf of clients. Mr. Sandler serves as the Managing Member of Eminence GP and the Investment Manager.

CUSIP No. 575384102                 13D                    Page 8 of 18 pages

     (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f) The Partnerships are limited partnerships organized under the laws of the State of New York. Each of Eminence GP and the Investment Manager is a limited liability company organized under the laws of the State of New York. Mr. Sandler is a United States citizen.

Item 3.     Source and Amount of Funds and Other Consideration.

       The net investment cost (including commissions, if any) of the shares of Common Stock directly owned by the Partnerships, Eminence Offshore and the certain other accounts is approximately $115,400,000. Mr. Sandler, Eminence GP and the Investment Manager do not directly own any shares of Common Stock.

Item 4.     Purpose of the Transaction.

     The purpose of the acquisition of the shares of Common Stock by the Reporting Persons is for investment, and the purchases of the shares of Common Stock by the Reporting Persons were made in the ordinary course of business and were not made for the purpose of acquiring control of the Company. Although the acquisition of the shares of Common Stock by the Reporting Persons is for investment purposes, the Reporting Persons have had discussions with management in an effort to maximize long-term value for shareholders.

Previously, the Reporting Persons had objected to, and have voted their proxy against, the proposed sale of Masonite to KKR (the "Transaction"). On February 17, 2005 (two days after the last purchase of Masonite stock by the Reporting Persons) KKR contacted a representative (the "Representative") of the Reporting Persons seeking support for the Transaction. In that discussion KKR had asked at what price the Reporting Persons would support the Transaction. The Representative told KKR that the Reporting Persons would support a transaction at a price no less than CAD $42.25. No understandings or agreements of any kind were entered into as a result of that conversation. Subsequently, KKR contacted the Representative and indicated they would modify the Transaction price to CAD $42.25 per share if the Reporting Persons agreed, in writing, to vote their proxy in favor of the Transaction. The Representative has in turn entered into an agreement with KKR to support the Transaction at CAD $42.25 and to vote their proxy in favor of the Transaction.

In the event the Transaction is voted down at the March 31, 2005 special meeting of shareholders or the Transaction is terminated for any reason the Reporting Persons intend to continue discussions with the management of Masonite regarding how they may maximize the long-term value for shareholders.

CUSIP No. 575384102                 13D                    Page 9 of 18 pages

Item 5.     Interest in Securities of the Issuer.

      A. Eminence Partners, LP
            (a) Aggregate number of shares beneficially owned: 2,014,913
            Percentage: 3.7% The percentages used herein and in the rest of Item 5 are calculated based upon 54,796,531 shares of Common Stock issued and outstanding as of January 17, 2005 as reflected in the Company's Notice and Management Proxy Circular dated January 18, 2005.
            (b) 1. Sole power to vote or direct vote: -0-
                2. Shared power to vote or direct vote: 2,014,913
                3. Sole power to dispose or direct the disposition: -0-
                4. Shared power to dispose or direct the disposition: 2,014,913
            (c) The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions by Eminence I in the Common Stock since the last filing of this Schedule 13D, which were all in the open market, are set forth in Schedule A and are incorporated by reference.
            (d) Eminence GP, the General Partner of Eminence I, has the power to direct the affairs of Eminence I, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares of Common Stock. Mr. Sandler is the Managing Member of Eminence GP and in that capacity directs its operations.
            (e) Not applicable.

      B. Eminence Partners II, LP
            (a) Aggregate number of shares beneficially owned: 130,737
                Percentage: 0.2%
            (b) 1. Sole power to vote or direct vote: -0-
                2. Shared power to vote or direct vote: 130,737
                3. Sole power to dispose or direct the disposition: -0-
                4. Shared power to dispose or direct the disposition: 130,737
            (c) The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions by Eminence II in the Common Stock since the last filing of this Schedule 13D, which were all in the open market, are set forth in Schedule B and are incorporated by reference.
            (d) Eminence GP, the General Partner of Eminence II, has the power to direct the affairs of Eminence II, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares of Common Stock. Mr. Sandler is the Managing Member of Eminence GP, and in that capacity directs its operations.
            (e) Not applicable.

CUSIP No. 575384102                 13D                   Page 10 of 18 pages

      C. Eminence GP, LLC
            (a) Aggregate number of shares beneficially owned: 2,145,650
                       Percentage: 3.9%
            (b) 1. Sole power to vote or direct vote: -0-
                2. Shared power to vote or direct vote: 2,145,650
                3. Sole power to dispose or direct the disposition: -0-
                4. Shared power to dispose or direct the disposition: 2,145,650
            (c) Eminence GP did not enter into any transactions in the Common Stock of the Company since the last filing of this Schedule 13D. The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock within the last sixty days on behalf of Eminence I and Eminence II, which were all in the open market, are set forth in Schedules A and B, respectively, and are incorporated by reference.
            (d) Not applicable.
            (e) Not applicable.

      D. Eminence Capital, LLC
            (a) Aggregate number of shares beneficially owned: 3,900,000
                Percentage: 7.1%
            (b) 1. Sole power to vote or direct vote: -0-
                2. Shared power to vote or direct vote: 3,900,000
                3. Sole power to dispose or direct the disposition: -0-
                4. Shared power to dispose or direct the disposition: 3,900,000
            (c) The Investment Manager did not enter into any transactions in the Common Stock of the Company since the last filing of this Schedule 13D. The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions inthe Common Stock since the last filing of this
Schedule 13D on behalf of Eminence I, Eminence II and Eminence Offshore, which were all in the open market, are set forth in Schedules A, B and C, respectively, and are incorporated by reference.
            (d) Each of the clients of the Investment Manager has the power to direct the receipt of dividends from or the proceeds of the sale of such shares.
            (e) Not applicable.

      E. Ricky C. Sandler
            (a) Aggregate number of shares beneficially owned: 3,901,850
                Percentage: 7.1%
            (b) 1. Sole power to vote or direct vote: 1,850
                2. Shared power to vote or direct vote: 3,900,000
                3. Sole power to dispose or direct the disposition: 1,850
                4. Shared power to dispose or direct the disposition: 3,900,000
            (c) Mr. Sandler did not enter into any transactions in the Common Stock of the Company since the last filing of this Schedule 13D. The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock since the last filing of this
Schedule 13D on behalf of Eminence I, Eminence II, Eminence Offshore and the other accounts, which were all in the open market, are set forth in Schedules A, B, C and D, respectively, and are incorporated by reference.
            (d) Not applicable.
            (e) Not applicable.

CUSIP No. 575384102                 13D                   Page 11 of 18 pages


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See Item 4.

Item 7.     Materials to be Filed as Exhibits.

See Exhibit 1.

CUSIP No. 575384102                 13D                   Page 12 of 18 pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


DATED:  February 18, 2005

                                    /s/ Ricky C. Sandler
                                    ---------------------
                                    Ricky C. Sandler, individually, and as
                                    Managing Member of
                                    Eminence Capital, LLC,
                                       Investment Manager of
                                       Eminence Partners, LP,
                                       Eminence Partners II, LP and
                                       Eminence Fund, Ltd., and as
                                    Managing Member of
                                    Eminence GP, LLC,
                                       General Partner of
                                       Eminence Partners, LP and
                                       Eminence Partners II, LP

CUSIP No. 575384102                 13D                   Page 13 of 18 pages

                                   Schedule A

                              Eminence Partners, LP

                                                      Price Per Share
Date of                       Number of Shares        (including commissions,
Transaction                   Purchased/(Sold)        if any)

2/15/05                             464,940              $32.30

CUSIP No. 575384102                 13D                   Page 14 of 18 pages

                                   Schedule B

                            Eminence Partners II, LP

                                                      Price Per Share
Date of                       Number of Shares        (including commissions,
Transaction                   Purchased/(Sold)        if any)

2/15/05                            30,160                    $32.30

CUSIP No. 575384102                 13D                   Page 15 of 18 pages

                                   Schedule C

                              Eminence Capital, LLC

                                                         Price Per Share
Date of                             Number of Shares     (including commissions,
Transaction      Client             Purchased/(Sold)     if any)

2/15/05       Eminence Offshore        404,900               $32.30

CUSIP No. 575384102                 13D                   Page 16 of 18 pages

                                   EXHIBIT 1

                             STILE ACQUISITION CORP.


February 17, 2005

EMINENCE CAPITAL, LLC

In consideration of Stile Acquisition Corp. ("ACQUISITIONCO") entering into a second amended and restated combination agreement (the "COMBINATION AGREEMENT") with and agreeing to participate in a plan of arrangement involving Masonite International Corporation (the "COMPANY"), pursuant to which Acquisitionco will acquire all the outstanding shares of the Company for C$42.25 per share in cash (the "TRANSACTION"), this support agreement (the "AGREEMENT") sets out the terms on which Eminence Capital, LLC acting on behalf of its clients (collectively referred to as the "SHAREHOLDER") undertakes to take certain actions and do certain things in respect of the Transaction.

The Transaction is summarized in the Combination Agreement (and the schedules thereto) and capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Combination Agreement.

The Shareholder represents and warrants to Acquisitionco (and acknowledges that Acquisitionco is relying upon such representations and warranties) that the Company Shares in the capital of the Company as set forth on SCHEDULE A to this Agreement (the "SHARES") include all Company Shares held of record, beneficially owned by, or for which voting or dispositive power is granted to the Shareholder or to any trust or associate thereof for the benefit of the Shareholder. The Shareholder is the legal and/or beneficial owner (as indicated) of the Shares (as indicated), has sole voting power, and has exclusive right of disposition and sole power to agree to all of the matters set forth in this Agreement. The Shareholder has good title to its Shares, free and clear of any and all liens. "Shares" shall also include any Company Shares acquired by the Shareholder after the date of this agreement or any other Company Shares as to which the Shareholder has voting power or the right of disposition.

The Shareholder covenants with Acquisitionco that between the date of this Agreement and the earlier of: (a) the date of termination of the Combination Agreement in accordance with its terms, and (b) the Effective Time of the Transaction (such earlier date being the "EXPIRY DATE") the Shareholder shall not grant any proxies or powers of attorney or attorney in fact, or deposit its Shares into a voting trust or enter into a voting agreement, understanding or arrangement with respect to the voting of such Shares.

CUSIP No. 575384102                 13D                 Page 17 of 18 pages

The Shareholder further covenants with Acquisitionco that between the date of this Agreement and the earlier of: (a) the date of termination of the Combination Agreement in accordance with its terms, and (b) one week after the date announced by the Company as the rescheduled date for the meeting of shareholders of the Company to be held to approve the Transaction (such earlier date to be no later than April 15, 2005), the Shareholder shall not sell, transfer, gift, assign, pledge, hypothecate, encumber, convert or otherwise dispose of any of its Shares or enter into any agreement, arrangement or understanding in connection therewith, provided however that approval by the shareholders of the Company of the Transaction contemplated by the Combination Agreement (as amended) would not result in any material change to the treatment of shareholders relative to the Combination Agreement dated January 16, 2005, other than with respect to the price referred to herein.

Pursuant to the above, the Shareholder irrevocably undertakes, until the Expiry Date to vote (or cause to be voted) all of its Shares at any meeting of the Company Shareholders, and in any action by written consent of the Company Shareholders in favour of the approval, consent, ratification and adoption of the Transaction (and any actions required in furtherance thereof).

The Shareholder also agrees to details of this Agreement being set out in any information circular produced by the Company in connection with the Transaction and to this Agreement being available for inspection to the extent required by Law. The Shareholder further agrees that in all public comments made by them (including in response to any media inquiries) with respect to the Transaction they will voice their unreserved public support for the Transaction.

This Agreement and all rights and obligations hereunder shall terminate if the Combination Agreement shall have terminated because of the existence of a Superior Proposal.

This Agreement is governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each party submits to the exclusive jurisdiction of the courts of competent jurisdiction in the Province of Ontario in respect of any action or proceeding relating to this Agreement. The parties shall not raise any objection to the venue of any proceedings in any such court, including the obligation that the proceedings have been brought in an inconvenient forum.

This letter may be executed by facsimile and in one or more counterparts, all of which shall be considered one and the same agreement.

This letter agreement has been agreed and accepted this 17th day of February, 2005.

CUSIP No. 575384102                 13D                   Page 18 of 18 pages





                                       STILE ACQUISITION CORP.

                                       By:
                                          -----------------------------------
                                              Name:
                                              Title:

                                       EMINENCE CAPITAL, LLC

                                       By:
                                          -----------------------------------
                                              Name: Ricky C. Sandler
                                              Title: Managing Member


                                   SCHEDULE A
                                  OWNED SHARES

      Number of Shares:             3,900,000
                                  -----------